

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 29, 2016

Jodi L. Taylor
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

> **Re:** **The Container Store Group, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2015**
> **Filed May 8, 2015**
> **File No. 1-36161**

Dear Ms. Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 6. Selected Financial and Operating Data, page 34

1. Please revise footnote (5) to disclose the reasons why you believe that your presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of the non-GAAP financial measure must be substantive. Merely indicating that you provide such non-GAAP financial measures to give investors additional data to evaluate your operations is not sufficient support for disclosure of the non-GAAP financial measures. Please also revise to expand your disclosure of the additional purposes for which management uses each of the non-GAAP financial measures. In addition, please confirm to us that similar disclosure will also be provided in future filings on Form 10-Q and Form 8-K in which you disclose non-GAAP financial measures. Please refer to Item 10(e) of Regulation S-K and Regulation G.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual obligations, page 62

2. Please describe other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

6. Employee benefit plans, page 91

3. Please tell us and disclose in future filings the amount of unrecognized net actuarial loss, prior service costs and net transition asset or obligation at each balance sheet date. In addition, please tell us how you determined the amounts of other comprehensive income (loss) before reclassification adjustments, net of tax, disclosed in note 9 and why there are no reclassification adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products